UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

Viking Holdings Ltd

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

G93A5A101

(CUSIP Number)

Leah Talactac

Chief Financial Officer

5700 Canoga Avenue

Woodland Hills, CA 91367

Tel: (818) 227-1234

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G93A5A101

1	NAME OF REPORTING PERSON Viking Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 234,740,866(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 234,740,866(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 234,740,866(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 53.3%(3)
14	TYPE OF REPORTING PERSON CO

(1)

Reflects (a) 107,036,250 Issuer ordinary shares (“Ordinary Shares”) held directly by Viking Capital Limited (“Viking Capital”) and (b) 127,704,616 Issuer special shares (“Special Shares”) held directly by Viking Capital, which are convertible at any time at the option of the holder into Ordinary Shares on a one-for-one basis. Each Ordinary Share is entitled to one vote per share and each Special Share is entitled to 10 votes per share.

(2)	Assumes each Special Share has been converted to one Ordinary Share.
(3)

The percentage of Ordinary Shares is based on 303,832,404 Ordinary Shares outstanding as of September 30, 2024, as reported by the Issuer in its Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2024, plus (a) 127,704,616 Ordinary Shares issuable upon the conversion of Special Shares and (b) 8,733,400 Ordinary Shares issued upon the exercise of warrants by Viking Capital.

CUSIP No. G93A5A101

1	NAME OF REPORTING PERSON Pallice Global, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 234,740,866(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 234,740,866(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 234,740,866(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 53.3%(3)
14	TYPE OF REPORTING PERSON CO

(1)

Reflects (a) 107,036,250 Ordinary Shares held directly by Viking Capital and (b) 127,704,616 Special Shares held directly by Viking Capital. Each Ordinary Share is entitled to one vote per share and each Special Share is entitled to 10 votes per share.

(2)	Assumes each Special Share has been converted to one Ordinary Share.
(3)

The percentage of Ordinary Shares is based on 303,832,404 Ordinary Shares outstanding as of September 30, 2024, as reported by the Issuer in its Form 6-K filed with the SEC on November 19, 2024, plus (a) 127,704,616 Ordinary Shares issuable upon the conversion of Special Shares and (b) 8,733,400 Ordinary Shares issued upon the exercise of warrants by Viking Capital.

CUSIP No. G93A5A101

1	NAME OF REPORTING PERSON Torstein Hagen Interest in Possession Settlement
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 234,740,866(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 234,740,866(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 234,740,866(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 53.3%(3)
14	TYPE OF REPORTING PERSON OO

(1)

Reflects (a) 107,036,250 Ordinary Shares held directly by Viking Capital and (b) 127,704,616 Special Shares held directly by Viking Capital. Each Ordinary Share is entitled to one vote per share and each Special Share is entitled to 10 votes per share.

(2)	Assumes each Special Share has been converted to one Ordinary Share.
(3)

The percentage of Ordinary Shares is based on 303,832,404 Ordinary Shares outstanding as of September 30, 2024, as reported by the Issuer in its Form 6-K filed with the SEC on November 19, 2024, plus (a) 127,704,616 Ordinary Shares issuable upon the conversion of Special Shares and (b) 8,733,400 Ordinary Shares issued upon the exercise of warrants by Viking Capital.

CUSIP No. G93A5A101

1	NAME OF REPORTING PERSON Torstein Hagen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,497,366(1)(3)
	8	SHARED VOTING POWER 234,740,866(2)(3)
	9	SOLE DISPOSITIVE POWER 1,497,366(1)
	10	SHARED DISPOSITIVE POWER 234,740,866(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 236,238,232(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 53.6%(4)
14	TYPE OF REPORTING PERSON IN

(1)	Reflects (a) 1,403,090 Ordinary Shares held directly by Mr. Hagen and (b) 94,276 Ordinary Shares subject to Issuer stock options held directly by Mr. Hagen that are currently exercisable.
(2)

Reflects (a) 107,036,250 Ordinary Shares held directly by Viking Capital and (b) 127,704,616 Special Shares held directly by Viking Capital. Each Ordinary Share is entitled to one vote per share and each Special Share is entitled to 10 votes per share.

(3)	Assumes each Special Share has been converted to one Ordinary Share.
(4)

The percentage of Ordinary Shares is based on 303,832,404 Ordinary Shares outstanding as of September 30, 2024, as reported by the Issuer in its Form 6-K filed with the SEC on November 19, 2024, plus (a) 127,704,616 Ordinary Shares issuable upon the conversion of Special Shares, (b) 8,733,400 Ordinary Shares issued upon the exercise of warrants by Viking Capital, (c) 94,276 Ordinary Shares issuable upon the exercise of vested stock options held directly by Mr. Hagen and (d) 57,174 Ordinary Shares issued upon the vesting of certain restricted share units held directly by Mr. Hagen on December 1, 2024.

CUSIP No. G93A5A101

1	NAME OF REPORTING PERSON Karine Hagen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,563,874(1)(3)
	8	SHARED VOTING POWER 234,740,866(2)(3)
	9	SOLE DISPOSITIVE POWER 1,563,874(1)
	10	SHARED DISPOSITIVE POWER 234,740,866(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 236,304,740(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 53.6%(4)
14	TYPE OF REPORTING PERSON IN

(1)

Reflects (a) 1,403,090 Ordinary Shares held directly by Ms. Hagen, (b) 94,276 Ordinary Shares subject to Issuer stock options held directly by Ms. Hagen that are currently exercisable and (c) 66,508 Special Shares held directly by Ms. Hagen.

(2)

Reflects (a) 107,036,250 Ordinary Shares held directly by Viking Capital and (b) 127,704,616 Special Shares held directly by Viking Capital. Each Ordinary Share is entitled to one vote per share and each Special Share is entitled to 10 votes per share.

(3)	Assumes each Special Share has been converted to one Ordinary Share.
(4)

The percentage of Ordinary Shares is based on 303,832,404 Ordinary Shares outstanding as of September 30, 2024, as reported by the Issuer in its Form 6-K filed with the SEC on November 19, 2024, plus (a) 127,771,124 Ordinary Shares issuable upon the conversion of Special Shares, (b) 8,733,400 Ordinary Shares issued upon the exercise of warrants by Viking Capital, (c) 94,276 Ordinary Shares issuable upon the exercise of vested stock options held directly by Ms. Hagen and (d) 57,174 Ordinary Shares issued upon the vesting of certain restricted share units held directly by Ms. Hagen on December 1, 2024.

Item 1. Security and Issuer.

This Schedule 13D relates to the ordinary shares, par value $0.01 per share (“Ordinary Shares”), of Viking Holdings Ltd, a Bermuda exempted company (the “Issuer”). The principal executive offices of the Issuer are located at 94 Pitts Bay Road, Pembroke, Bermuda HM 08.

Item 2. Identity and Background.

(a) This statement is filed by the following (each hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”):

(i)	Viking Capital Limited, a Cayman Islands exempted company (“Viking Capital”), which directly holds certain Ordinary Shares and Special Shares;

(ii)

Pallice Global, Inc., a Cayman Islands exempted company (“Pallice Global”), which is the sole owner of Viking Capital and may therefore be deemed to beneficially own the Ordinary Shares beneficially owned by Viking Capital;

(iii)

Torstein Hagen Interest in Possession Settlement, a Cayman Islands law governed trust (the “Trust”) of which a third-party licensed and regulated institution is the sole trustee, which is the sole shareholder of Pallice Global and may therefore be deemed to beneficially own the Ordinary Shares beneficially owned by Pallice Global;

(iv)

Torstein Hagen (“Mr. Hagen”), who is the settlor of the Trust and has the power to appoint a new or additional trustees of the Trust and to remove and replace the protector of the Trust, and may therefore be deemed to beneficially own the Ordinary Shares beneficially owned by the Trust; and

(v)

Karine Hagen (“Ms. Hagen”), Mr. Hagen’s daughter, who is the current protector of the Trust with consent rights over the voting and disposition of securities directly or indirectly owned by the Trust and the power to remove a trustee of the Trust and has the power to appoint a new or additional trustees following the settlor’s death, and may therefore be deemed to beneficially own the Ordinary Shares beneficially owned by the Trust.

The Reporting Persons are filing this statement jointly with respect to the same securities as contemplated by Rule 13d-1(k)(1), not as members of a group.

Each of the Reporting Persons may be deemed to beneficially own the Ordinary Shares reported herein directly or indirectly controlled by such person, but neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other that to the extent such person directly holds such securities) is the beneficial owner of the Ordinary Shares referred to herein for purposes of Section 13(d) or (g) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Ordinary Shares. The filing of this statement should not be construed to be an admission that any of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

(b) The address of the business office of each of the Reporting Persons is: c/o Viking Holdings Ltd, 94 Pitts Bay Road, Pembroke, Bermuda HM 08.

(c) Set forth in Annex A attached hereto and incorporated herein by reference is a list of the persons required to be identified in respect of the Reporting Persons pursuant to General Instruction C to Schedule 13D (collectively, the “Covered Persons”), and the business address and present principal occupation of each of the Covered Persons.

(d) During the last five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the Covered Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 4 of each of the cover pages and Annex A.

Item 3. Source and Amount of Funds or Other Consideration.

Other than as described in this Item 3, all Ordinary Shares beneficially owned by the Reporting Persons were acquired prior to the Issuer’s initial public offering (“IPO”).

Prior to the IPO, Mr. Hagen and Ms. Hagen were awarded restricted share units (“RSUs”) and options to purchase Ordinary Shares under the Viking Holdings Ltd 2018 Incentive Plan, as amended from time to time (the “Plan”). In connection with the IPO, Mr. Hagen and Ms. Hagen were each issued 1,345,916 Ordinary Shares from the vesting and net settlement of outstanding RSUs for which all vesting conditions were met upon the consummation of the IPO.

On April 30, 2024, Viking Capital purchased an aggregate of 818,086 Ordinary Shares from certain shareholders of the Issuer at the IPO price of $24.00 per share.

In addition, prior to the IPO, Viking Capital held two warrants to purchase up to an aggregate of 8,733,400 Ordinary Shares at an exercise purchase price of $0.01 per Ordinary Share. On November 22, 2024, as further described below in Item 6, 100% of the warrants vested and became exercisable. On November 22, 2024, Viking Capital exercised the vested warrants and acquired 8,733,400 Ordinary Shares.

On December 1, 2024, Mr. Hagen and Ms. Hagen each acquired 57,174 Ordinary Shares from the vesting and settlement of certain RSUs issued prior to the IPO under the Plan.

Item 4. Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. The Reporting Persons also may, at any time and from time to time, engage in discussions with the Issuer and its management for the purpose of effecting one or more of their rights pursuant to the Investor Rights Agreement (as defined below). In addition, the Reporting Persons may engage in discussions with management, the Issuer’s board of directors (the “Board”), other stockholders of the Issuer and other relevant parties regarding potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing stockholder value, or consider and explore and/or encourage such other persons to consider or explore potential corporate transactions involving the Issuer and its securities including, among other things: mergers, reorganizations or other business combination transactions, including transactions that could result in the de-listing or de-registration of the Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) and (b)

(i)	Amount Beneficially Owned: See Item 11 of each of the cover pages.

(ii)	Percent of Class: See Item 13 of each of the cover pages.

(iii)	Number of Shares as to which such person has:

(1)	Sole power to vote or direct the vote: See Item 7 of each of the cover pages.

(2)	Shared power to vote or direct the vote: See Item 8 of each of the cover pages.

(3)	Sole power to dispose or direct the disposition: See Item 9 of each of the cover pages.

(4)	Shared power to dispose or direct the disposition: See Item 10 of each of the cover pages.

(c) During the past 60 days, except as described in Item 3, the Reporting Persons have not engaged in any transaction with respect to Ordinary Shares.

(d) No person other than the Reporting Persons are known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Ordinary Shares beneficially owned by the Reporting Persons and described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Investor Rights Agreement

On April 25, 2024, Viking Capital, CPP Investment Board PMI-3 Inc. (“CPP Investments”), TPG VII Valhalla Holdings, L.P. (“TPG” and, together with CPP Investments, the “Financial Shareholders”) and the Issuer entered into an investor rights agreement (the “Investor Rights Agreement”), pursuant to which Viking Capital has the right to designate four nominees to the Board and each of the Financial Shareholders has the right to designate two nominees to the Board, subject to the maintenance of specified ownership requirements. On September 13, 2024, TPG no longer met the requisite ownership requirement to designate two nominees. As of December 2, 2024, TPG only has the right to designate one nominee to the Board.

Under the Investor Rights Agreement, the following actions by the Issuer require the prior consent of Viking Capital and the Financial Shareholders, subject to the maintenance of specified ownership requirements: (1) issuing (a) equity securities that are senior to Ordinary Shares or (b) an aggregate amount of equity securities, in any 12 month period, that exceeds 5% of the Issuer’s then issued and outstanding total number of shares, subject to certain exceptions; and (2) making any acquisition or disposition of assets or securities with a value in excess of $1 billion, whether structured as an asset or equity purchase, merger, amalgamation, investment, joint venture, share exchange, reorganization, recapitalization or otherwise.

The Issuer also has granted Viking Capital and the Financial Shareholders certain registration rights. The Investor Rights Agreement provides that the Issuer will pay certain expenses relating to such registrations and indemnify Viking Capital and the Financial Shareholders against certain liabilities that may arise under the Securities Act of 1933, as amended.

Subject to certain exceptions, the Investor Rights Agreement prohibits the Financial Shareholders from transferring, directly or indirectly, any Ordinary Shares to certain competitors without prior approval of the Board. In addition, under the Investor Rights Agreement, the Financial Shareholders are required to notify the Issuer following any transfer of their Ordinary Shares.

The Investor Right Agreement will terminate when (a) in the case of each Financial Shareholder, such Financial Shareholder no longer owns any of the Ordinary Shares issued upon the conversion of its Series C Preference Shares and (b) in the case of Viking Capital, when it ceases to own any Ordinary Shares.

Warrants

On February 8, 2021, in connection with the issuance of Series C Preference Shares to Financial Shareholders, the Issuer issued two warrants to Viking Capital to purchase up to an aggregate of 8,733,400 Ordinary Shares (as adjusted for the Issuer’s previous stock split) at an exercise purchase price of $0.01 per Ordinary Share. The number of warrants that vest is based on either the proceeds to Financial Shareholders or the trading price of Ordinary Shares starting 180 days after the date of the Issuer’s IPO prospectus. The number of warrants that vest depends on the value per Ordinary Share, with 0% vesting at $15.38 or lower price per Ordinary Share and 100% vesting at $23.08 or higher price per Ordinary Share, and linear vesting between $15.38 and $23.08 per Ordinary Share. The vesting period for each warrant expires upon the later of February 8, 2026, or the sale, distribution or other transfer of 100% of the respective Financial Shareholder’s shares held in the Issuer.

On November 22, 2024, 100% of the warrants vested and became exercisable upon the satisfaction of the per share price hurdles described above. On November 22, 2024, Viking Capital exercised the vested warrants and acquired 8,733,400 Ordinary Shares.

Item 7. Material to be filed as Exhibits.

Exhibit Number	Description of Exhibits

1	Third Amended and Restated Investor Rights Agreement, dated April 25, 2024, by and among Viking Holdings Ltd, Viking Capital Limited, CPP Investment Board PMI-3 Inc. and TPG VII Valhalla Holdings, L.P. (incorporated by reference to Exhibit 4.2 to the amended Registration Statement on Form F-1 filed by Viking Holdings Ltd on April 25, 2024).

2	Warrant #OS-1 to Purchase Ordinary Shares of Viking Holdings Ltd, dated as of February 8, 2021 (incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-1 filed by Viking Holdings Ltd on April 5, 2024).

3	Warrant #OS-2 to Purchase Ordinary Shares of Viking Holdings Ltd, dated as of February 8, 2021 (incorporated by reference to Exhibit 10.24 to the Registration Statement on Form F-1 filed by Viking Holdings Ltd on April 5, 2024).

4	Joint Filing Agreement, dated December 2, 2024, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2024

Viking Capital Limited

By:	/s/ Richard Fear
Name: Richard Fear
Title: Director

Pallice Global, Inc.

By:	/s/ Richard Fear
Name: Richard Fear
Title: Director

Torstein Hagen Interest in Possession Settlement

By:	/s/ Robert Lindley
Name: Robert Lindley
Title: Authorized Signatory

Torstein Hagen

By:	/s/ Torstein Hagen
Name: Torstein Hagen

Karine Hagen

By:	/s/ Karine Hagen
Name: Karine Hagen

Annex A

Directors and Officers of Viking Capital Limited:

Name	Principal Occupation or Employment	Business Address	Citizenship
Richard Fear	Lawyer	Cricket Square, Hutchins Drive, Grand Cayman, KY1-1111, Cayman Islands	British

Morten Garman	Lawyer	Rådhusgaten 5b, 0151 Oslo, Norway	Norwegian

Directors and Officers of Pallice Global, Inc.:

Name	Principal Occupation or Employment	Business Address	Citizenship
Richard Fear	Lawyer	Cricket Square, Hutchins Drive, Grand Cayman, KY1-1111, Cayman Islands	British

Robert Lindley	Lawyer	Cricket Square, Hutchins Drive, Grand Cayman, KY1-1111, Cayman Islands	British

A-1